Lorus Therapeutics Inc.
Condensed Consolidated Interim Statements of Financial Position
(unaudited)

(amounts in 000's of Canadian Dollars)	February 28, 2013	May 31, 2012
ASSETS
Current
Cash and cash equivalents (note 4 (a))	$1,552	$320
Prepaid expenses and other assets	255	293
Total Current Assets	1,807	613
Non-current
Equipment	27	55
Total Non-Current Assets	27	55
Total Assets	$1,834	$668
LIABILITIES
Current
Accounts payable	$211	$322
Accrued liabilities	1,222	1,474
Promissory note payable	-	900
Total Current Liabilities	1,433	2,696
SHAREHOLDERS' EQUITY
Share capital (note 6)
Common shares	174,522	170,036
Stock options (note 7)	884	535
Contributed surplus	21,217	21,186
Warrants	2,421	609
Deficit	(198,643)	(194,394)
Total Equity	401	(2,028)
Total Liabilities and Equity	$1,834	$668

See accompanying notes to the consolidated interim financial statements (unaudited)

Commitments, contingencies and guarantees (Note 11)

1

Lorus Therapeutics Inc.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

(unaudited)

	Three	Three	Nine	Nine
	months ended	months ended	months ended	months ended
(amounts in 000's of Canadian Dollars except for per common share data)	Feb. 28, 2013	Feb. 29, 2012	Feb. 28, 2013	Feb. 29, 2012
REVENUE	$-	$-	$-	$-

EXPENSES
Research and development (notes 9 and 10)	889	543	2,457	1,779
General and administrative (note 9)	491	479	1,812	1,825
Operating expenses	1,380	1,022	4,269	3,604
Finance expense	-	3	6	3
Finance income	(9)	(2)	(26)	(6)
Net financing (income) expense	(9)	1	(20)	(3)
Net loss and total comprehensive loss for the period	1,371	1,023	4,249	3,601
Basic and diluted loss per common share	$0.03	$0.05	$0.10	$0.18

Weighted average number of common shares (000's) outstanding used in the calculation of basic and diluted loss per common share	42,251	21,169	42,251	19,950

See accompanying notes to the consolidated interim financial statements (unaudited)

2

Lorus Therapeutics Inc.

Condensed Consolidated Interim Statement of Changes in Equity

(unaudited)

(amounts in 000's of Canadian Dollars)	Share Capital	Stock Options	Warrants	Contributed Surplus	Deficit	Total

Balance, June 1, 2012	$170,036	$535	$609	$21,186	$(194,394)	$(2,028)

Issuance of units (note 6(a))	4,263	-	1,855	-	-	6,118

Warrant exercises (note 6(b))	223	-	(43)	-	-	180

Stock-based compensation (note 7)	-	380	-	-	-	380

Expiry of stock options	-	(31)	-	31	-	-

Net loss	-	-	-	-	(4,249)	(4,249)

Balance, February 28, 2013	$174,522	$884	$2,421	$21,217	$(198,643)	$401

Balance, June 1, 2011	$168,787	$1,212	$1,032	$18,988	$(189,780)	$239

Issuance of units	1,214	-	609	-	-	1,823

Repricing of warrants	-	-	239	(239)	-	-

Stock-based compensation	-	468	-	-	-	468

Expiry of stock options	-	(1,184)	-	1,184	-	-

Net loss	-	-	-	-	(3,601)	(3,601)

Balance, February 29, 2012	$170,001	$496	$1,880	$19,933	$(193,381)	$(1,071)

See accompanying notes to the consolidated interim financial statements (unaudited)

3

Lorus Therapeutics Inc.

Condensed Consolidated Interim Statements of Cash Flows

(unaudited)

	Three	Three	Nine	Nine
	months ended	months ended	months ended	months ended
(amounts in 000's of Canadian Dollars)	Feb. 28, 2013	Feb. 29, 2012	Feb. 28, 2013	Feb. 29, 2012
Cash flows from operating activities:
Net loss for the period	$(1,371)	$(1,023)	$(4,249)	$(3,601)
Items not involving cash:
Stock-based compensation	140	21	380	468
Depreciation of equipment	9	11	28	33
Finance income	(9)	-	(26)	-
Finance expense	-	3	6	3
Change in non-cash operating working capital (note 8)	(42)	(52)	(325)	169
Cash used in operating activities	(1,273)	(1,040)	(4,186)	(2,928)
Cash flows from financing activities:
Issuance of common shares and warrants, net of issuance costs (note 6)	-	-	6,118	1,823
Exercise of warrants	-	-	180	-
Issuance of promissory notes	-	300	-	300
Repayment of promissory notes	-	-	(900)	-
Interest on promissory notes	-	(3)	(6)	(3)
Cash provided by financing activities	-	297	5,392	2,120
Cash flows from investing activities:
Interest income	9	-	26	-
Cash provided by investing activities	9	-	26	-
(Decrease) increase in cash and cash equivalents during the period	(1,264)	(743)	1,232	(808)
Cash and cash equivalents, beginning of period	2,816	846	320	911
Cash and cash equivalents, end of period	$1,552	$103	$1,552	$103

See accompanying notes to the interim consolidated financial statements (unaudited)

4

LORUS THERAPEUTICS INC.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

Three and nine months ended February 28, 2013 and February 29, 2012

(Tabular amounts are in 000s)

1.	Reporting Entity

Lorus Therapeutics Inc. (“Lorus” or the “Company”) is a biopharmaceutical company focused on the discovery, research and development of anticancer therapies. Lorus has worked to establish a diverse anticancer product pipeline, with products in various stages of development ranging from discovery and pre-clinical to clinical stage development. The Company’s shares are listed on the Toronto Stock Exchange. The head office, principal address and records of the Company are located at 2 Meridian Road, Toronto, Ontario, Canada, M9W 4Z7.

2.	Basis of presentation

(a) Statement of Compliance

These unaudited condensed consolidated interim financial statements of the Company and its subsidiary as at February 28, 2013 were prepared in accordance with International Financial Reporting Standards (“IFRS”) and International Accounting Standard (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and may not include all of the information required for full annual financial statements. These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements and accompanying notes.

The unaudited condensed consolidated interim financial statements of the Company were approved and authorized for issue by the Board of Directors on April 11, 2013.

(b) Basis of measurement – Going concern

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IFRS accounting principles applicable to a going concern using the historical cost basis except for deferred share units which are measured at fair value.

There is substantial doubt about the Company’s ability to continue as a going concern because management has forecast that the Company's current level of cash and cash equivalents will not be sufficient to execute its current planned expenditures for the next 12 months without further financing being obtained. The Company is currently in discussion with several potential investors to provide additional funding. Management believes that it will complete one or more of these arrangements in sufficient time to continue to execute its planned expenditures without interruption. However, there can be no assurance that the capital will be available as necessary to meet these continuing expenditures, or if the capital is available, that it will be on terms acceptable to the Company. The issuance of common shares by the Company could result in significant dilution in the equity interest of existing shareholders. The Company is also considering alternatives to delay its research programs or further reduce expenditures until financing is available. There can be no assurance that the Company will be able to obtain sufficient financing to meet future operational needs. As a result, there is substantial doubt as to whether the Company will be able to continue as a going concern and realize its assets and pay its liabilities as they fall due.

These unaudited condensed consolidated interim financial statements do not reflect the adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and settle its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying unaudited condensed consolidated interim financial statements. Such amounts could be material.

(c) Functional and presentation currency

The functional and presentation currency of the Company and its Canadian subsidiary Nuchem Pharmaceuticals Inc. is the Canadian dollar (“$”).

(d) Significant accounting judgments, estimates and assumptions

The preparation of these unaudited condensed consolidated interim financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities at the date of the unaudited condensed consolidated interim financial statements and reported amounts of revenues and expenses during the reporting period. Actual outcomes could differ from these estimates. The unaudited condensed consolidated interim financial statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the unaudited condensed consolidated interim financial statements, and may require accounting adjustments based on future occurrences.

The estimates and underlying assumptions are reviewed on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected.

5

LORUS THERAPEUTICS INC.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

Three and nine months ended February 28, 2013 and February 29, 2012

(Tabular amounts are in 000s)

The key assumptions concerning the future, and other key sources of estimation uncertainty as of the date of the statement of financial position that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next fiscal year arise in connection with the use of the going concern assumption, the determination of impairment of equipment, the valuation of contingent liabilities, the valuation of tax accounts and the determination of development costs which qualify for capitalization. Significant estimates also take place in connection with the valuation of share-based compensation, share purchase warrants and finders’ warrants.

3.	Significant accounting policies

The accompanying unaudited condensed consolidated interim financial statements are prepared in accordance with IFRS and follow the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ending May 31, 2012. They do not include all of the information and disclosures required by IFRS for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these unaudited condensed consolidated interim financial statements. Operating results for the three and nine month periods ended February 28, 2013 are not necessarily indicative of the results that may be expected for the full year ended May 31, 2013. For further information, see the Company’s audited consolidated financial statements including notes thereto for the year ended May 31, 2012.

4.	Capital disclosures

The Company’s objectives when managing capital are to:

•	Maintain its ability to continue as a going concern in order to provide returns to shareholders and benefits to other stakeholders;

•	Maintain a flexible capital structure which optimizes the cost of capital at acceptable risk; and

•	Ensure sufficient cash resources to fund its research and development activity, to pursue partnership and collaboration opportunities and to maintain ongoing operations.

The capital structure of the Company consists of cash and cash equivalents and equity comprised of share capital, share purchase warrants, stock options, contributed surplus and deficit. The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances, acquiring or disposing of assets, adjusting the amount of cash balances or by undertaking other activities as deemed appropriate under the specific circumstances.

The Company is not subject to externally imposed capital requirements.

While the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended May 31, 2012, the Company has forecasted that its current capital resources are not sufficient to carry out its research and development plans and operations for more than the next twelve months and continues to investigate various alternatives to obtain sufficient capital to continue its operations (note 2b).

(a)	Cash and cash equivalents

Cash and cash equivalents consists of cash of $77 thousand (May 31, 2012 - $76 thousand) and funds deposited into High Interest Savings Accounts totaling $1.475 million (May 31, 2012 – nil). The current interest rate earned on these deposits is 1.25% (May 31, 2012 – nil)

At May 31, 2012, the Company had received $244 thousand in deposits related to subscription agreements for the Private Placement (note 6 (a)) completed during the quarter. The Company recorded a liability related to these funds at May 31, 2012 and on June 8, 2012, the Company issued the shares and derecognized the liability.

5.	Financial instruments

(a) Financial instruments

The Company has classified its financial instruments as follows:

	As at	As at
	Feb 28, 2013	May 31, 2012

Financial assets
Cash and cash equivalents, consisting of high interest savings accounts, measured at amortized cost	$1,552	$320

Financial liabilities
Accounts payable, measured at amortized cost	211	322

Accrued liabilities, measured at amortized cost	1,222	1,474

Promissory note payable, measured at amortized cost	—	900

6

LORUS THERAPEUTICS INC.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

Three and nine months ended February 28, 2013 and February 29, 2012

(Tabular amounts are in 000s)

At February 28, 2013, there are no significant differences between the carrying values of these amounts and their estimated market values due to their short-term nature.

(b)  Financial risk management

The Company has exposure to credit risk, liquidity risk and market risk. The Company's Board of Directors has the overall responsibility for the oversight of these risks and reviews the Company's policies on an ongoing basis to ensure that these risks are appropriately managed.

(i) Credit risk

Credit risk is the risk of financial loss to the Company if a customer, partner or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's cash and cash equivalents. The carrying amount of the financial assets represents the maximum credit exposure.

The Company manages credit risk for its cash and cash equivalents by maintaining minimum standards of R1-low or A-low investments and the Company invests only in highly rated Canadian corporations with debt securities that are traded on active markets and are capable of prompt liquidation.

(ii) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. To the extent that the Company does not believe it has sufficient liquidity to meet its current obligations, the Board considers securing additional funds through equity, debt or partnering transactions. The Company manages its liquidity risk by continuously monitoring forecasts and actual cash flows. Refer to note 2(b) for further discussion on the Company's ability to continue as a going concern.

(iii) Market risk

Market risk is the risk that changes in market prices, such as interest rates, foreign exchange rates and equity prices will affect the Company's income or the value of its financial instruments.

The Company is subject to interest rate risk on its cash and cash equivalents. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on the investments, owing to the relative short-term nature of the investments. The Company does not have any material interest bearing liabilities subject to interest rate fluctuations.

Financial instruments potentially exposing the Company to foreign exchange risk consist principally of accounts payable and accrued liabilities. The Company holds minimal amounts of U.S. dollar denominated cash, purchasing on an as needed basis to cover U.S. dollar denominated payments. At February 28, 2013, U.S. dollar denominated accounts payable and accrued liabilities amounted to $249 thousand (May 31, 2012 - $148 thousand). Assuming all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase or decrease in loss for the year and comprehensive loss of $25 thousand (May 31, 2012 - $15 thousand). The Company does not have any forward exchange contracts to hedge this risk.

The Company has issued deferred share units. The Company has determined that these units represent a cash liability as it is expected that they will be settled in cash. The value of these units is tied to the share price of the Company and as such is subject to significant variation as the Company’s stock price is highly volatile. As at February 28, 2013 the Company had issued 780,000 (May 31, 2012 – 780,000) deferred share units and at February 28, 2013 that represents a cash liability of $207 thousand (May 31, 2012 - $304 thousand). Assuming all other variables remain constant, a 10% depreciation or appreciation of the Company’s share price would result in an increase or decrease in loss for the year and comprehensive loss of $21 thousand (May 31, 2012 - $30 thousand).

The Company does not invest in equity instruments of other corporations.

(c)  Capital management

The Company's primary objective when managing capital is to ensure that it has sufficient cash resources to fund its development and commercialization activities and to maintain its ongoing operations. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity or by securing strategic partners.

The Company includes cash and cash equivalents and short-term deposits in the definition of capital.

7

LORUS THERAPEUTICS INC.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

Three and nine months ended February 28, 2013 and February 29, 2012

(Tabular amounts are in 000s)

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital management strategy during the three months ended February 28, 2013.

6.	Share capital

The Company is authorized to issue an unlimited number of common shares.

Continuity of common shares and warrants

	Common Shares		Warrants
(amounts in 000's)	Number	Amount	Number	Amount

Balance at May 31, 2012	21,228	$170,036	5,678	$609
Issuance of units (a)	20,625	4,263	20,625	1,720
Issuance of finder’s warrants (a)	─	─	1,237	135
Exercise of warrants (c)	398	223	(398)	(43)
Balance at February 28, 2013	42,251	$174,522	27,142	$2,421

(a) Equity issuances

On June 8, 2012 Lorus completed a private placement (the “Private Placement”) of 20,625,000 units at a subscription price of $0.32 per unit, each unit (“Unit”) consisting of one common share and one common share purchase warrant for gross proceeds to Lorus of $6,600,000.

Each warrant is exercisable for a period of 24 months from the date of issuance at an exercise price of $0.45 (the “Warrants”). If after one year (the “Accelerated Exercise Date”) the closing price of the common shares on the Toronto Stock Exchange equals or exceeds $0.90 for twenty consecutive days, then upon the Company sending the holders of Warrants written notice of such Accelerated Exercise Date and issuing a news release announcing such Accelerated Exercise Date, the Warrants shall only be exercisable for a period of 30 days following the date on which such written notice is sent to holders of Warrants.

Lorus paid a cash finder’s fee of $396 thousand based on 6% of the gross proceeds of the Private Placement and issued 1,237,500 finder’s warrants with an exercise price of $0.32 each. Each finder’s warrant is exercisable into Units consisting of 1,237,500 common shares and 1,237,500 Warrants.

The total costs associated with the transaction were approximately $617 thousand which includes the $135 thousand which represented the estimated fair value of the finders warrants issued as part of the Private Placement. Each such finder warrant is exercisable for one Unit at a price of $0.32 per Unit for a period of 24 months following the closing of the Offering. The Company has allocated the net proceeds of the Offering to the common shares and the common share purchase warrants based on their estimated relative fair values. Based on relative fair values, $4.3 million of the net proceeds were allocated to the common shares and $1.7 million to the common share purchase warrants.

(b) Warrants

During the nine months ended February 28, 2013, 398 thousand warrants related to the August 2011 unit offering were exercised for proceeds of $180 thousand. The fair value related to these warrants was $43 thousand and transferred from warrants to share capital. There were no warrants exercised in the three months ended February 28, 2013 or in the three and nine month periods ended February 29, 2012.

(c) Continuity of contributed surplus

Contributed surplus is comprised of the cumulative grant date fair value of expired share purchase warrants and expired stock options as well as the cumulative amount of previously expensed and unexercised equity settled share-based payment transactions.

	Nine months ended	Nine months ended
	February 28, 2013	February 29, 2012

Balance, Beginning of year	$21,186	$18,988
Repricing of warrants	─	(239)
Expiry and cancellation of stock options	31	1,184
Balance, end of period	$21,217	$19,933

8

LORUS THERAPEUTICS INC.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

Three and nine months ended February 28, 2013 and February 29, 2012

(Tabular amounts are in 000s)

(d) Continuity of stock options

	Nine months ended	Nine months ended
	February 28, 2013	February 29, 2012
Balance, Beginning of year	$535	$1,212
Stock option expense	380	468
Expiry and cancellation of stock options	(31)	(1,184)
Balance, end of period	$884	$496

(e) Loss per share

Loss per common share is calculated using the weighted average number of common shares outstanding as follows:

	Three months ended		Nine months ended
	Feb 28, 2013	Feb 29, 2012	Feb 28, 2013	Feb 29, 2012

Issued common shares, beginning of period	42,251	21,169	21,228	15,685
Effect of private placement (note 6(a))	—	—	—	—
Effect of warrant exercises	—	—	20,625	—
Effect of unit offering	—	—	398	4,265
	42,251	21,169	42,251	19,950

The effect of any potential exercise of our stock options and warrants outstanding during the year has been excluded from the calculation of diluted loss per common share as it would be anti-dilutive.

7.	Stock options

(a) Stock options transactions for the period:

	Nine months ended		Nine months ended
	February 28, 2013		February 29, 2012
	Options	Weighted average exercise price	Options	Weighted average exercise price

Outstanding, Beginning of year	1,611	$0.44	1,186	$1.58
Granted	1,780	0.48	1,215	0.22
Exercised	—	—	—	—
Expired	(33)	0.54	(29)	6.03
Cancelled	—	—	(1,083)	1.21
Outstanding, end of period	3,358	$0.46	1,289	$0.51

(b) Stock options outstanding at February 28, 2013:

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
Range of		contractual	exercise		exercise
exercise prices	Options	life (years)	price	Options	price

$ 0.18 - $ 0.22	1,506	8.8	$0.21	1,046	$0.21
$ 0.23 - $ 0.48	1,780	9.4	0.48	80	0.48
$ 0.49 - $ 9.90	72	4.8	5.25	72	5.25

	3,358	9.1	$0.46	1,198	$0.54

9

LORUS THERAPEUTICS INC.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

Three and nine months ended February 28, 2013 and February 29, 2012

(Tabular amounts are in 000s)

(c) Fair value assumptions

The following assumptions were used in the Black-Scholes option-pricing model to determine the fair value of stock options granted during the following periods:

	Nine months ended	Nine months ended
	February 28, 2013	February 29, 2012

Exercise price	$0.475	$0.215
Grant date share price	$0.475	$0.215
Risk free interest rate	3.0%	1.5%
Expected dividend yield	—	—
Expected volatility	135%	123%
Expected life of options	5 years	5 years
Weighted average fair value of options granted in the period	$0.42	$0.18

There were no options granted during the three months ended February 28, 2013.

Stock options granted by the Company during the nine months ended February 28, 2013 have various vesting schedules. Options granted during the nine months ended February 28, 2013 to directors consisted of 160,000 options that vested 50% upon issuance and 50% one year later. Options granted to the CEO of 1,050,000 and vest 50% after one year and 25% on each of August 2, 2014 and August 2, 2015. Options granted to certain members of management totaled 325,000 and vested 50% upon certain performance criteria measured as of May 31, 2012 and 25% May 31, 2013 and 25% on May 31, 2014. Options granted to employees totaled 245,000 and vest 50% after one year and 25% on each of August 2, 2014 and August 2, 2015.

Refer to note 9 for a breakdown of stock option expense by function.

The Company has reserved up to 6,300,000 common shares for issuance relating to outstanding options, rights and other entitlements under the stock based compensation plans of the Company as of February 28, 2013.

(d) Deferred share units (DSU)

On November 29, 2012, shareholders of Lorus voted in favour of certain amendments to the DSU plan of Lorus which included providing Lorus with the ability to issue shares of Lorus from treasury in order to satisfy current and future liabilities under the DSU plan. The plan gives the holder of the DSU’s the option between settlement in cash or shares of Lorus and the Board of Directors of Lorus has the final determination as to the method of settlement. It is currently the intention of the Board of Directors to comply with the wishes of the holder in terms of settlement method. It is also anticipated that the settlement method of the currently outstanding DSU’s will be in the form of cash and as such the liability has been treated as a cash settled liability.

As at February 28, 2013, 780,000 deferred share units have been issued (May 31, 2012 – 780,000), with a carrying amount of $207 thousand representing the fair market value of the units as of February 28, 2013 (May 31, 2012 - $304 thousand) recorded in accrued liabilities.

8.	Additional cash flow disclosures

Sources (uses) of cash from changes in the following items:

	Three months ended		Nine months ended
	Feb 28, 2013	Feb 29, 2012	Feb 28, 2013	Feb 29, 2012

Prepaid expenses and other assets	110	129	38	51
Accounts payable	(119)	(239)	(111)	(98)
Accrued liabilities	(33)	58	(252)	216
	(42)	(52)	(325)	169

During the three months ended August 31, 2012 the Company accrued and paid $6 thousand in interest expense on the $900 thousand promissory note due to Mr. Abramson repaid on June 25, 2012. The interest accrued at a rate of 10%. There were no promissory notes outstanding during the three month periods ended November 30, 2012 and February 29, 2013. During the three months ended February 29, 2012 the Company accrued $3 thousand in interest expense on $300 thousand in promissory notes outstanding at that time.

10

LORUS THERAPEUTICS INC.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

Three and nine months ended February 28, 2013 and February 29, 2012

(Tabular amounts are in 000s)

9.	Other expenses

Components of research and development expenses:

	Three months ended		Nine months ended
	Feb 28, 2013	Feb 29, 2012	Feb 28, 2013	Feb 29, 2012

Stock based compensation	58	11	142	132
Depreciation of equipment	8	8	24	25
Program costs (note 10)	823	524	2,291	1,622
	889	543	2,457	1,779

Components of general and administrative expenses:

	Three months ended		Nine months ended
	Feb 28, 2013	Feb 29, 2012	Feb 28, 2013	Feb 29, 2012

Stock based compensation	82	10	238	336
Depreciation of equipment	1	3	4	8
General and administrative excluding salaries	309	303	1,138	960
Salaries	99	163	432	521
	491	479	1,812	1,825

10.	Research and development programs:

Program costs by product class are as follows:

	Three months ended		Nine months ended
	Feb 28, 2013	Feb 29, 2012	Feb 28, 2013	Feb 29, 2012

Small molecules	$705	$524	$1,968	$1,622

Immunotherapy	118	—	323	—

Total	$823	$524	$2,291	$1,622

11.	Commitments, contingencies and guarantees.

The Company has entered into various contracts with service providers with respect to the LOR-253 phase I clinical trial. These contracts could result in future payment commitments of approximately $1.4 million. Of this amount, $737 thousand has been paid and $165 thousand has been accrued at February 28, 2013 (May 31, 2012 - $439 thousand paid and $70 thousand accrued). The payments are based on estimated services performed and final amounts maybe higher or lower based on actual services performed.

On November 27, 2012 the Company announced it had entered into a collaboration agreement with Cancer Research UK for the future development of immunotherapy IL-17E. Under this collaboration agreement Lorus has committed to provide sufficient quantity of the drug IL-17E, for no cash consideration, to be used by Cancer Research UK in pre-clinical toxicology studies and should those studies be successful, a Phase I clinical trial. It is expected that this will result in costs of approximately $4 million over a two year period. The Company has not yet entered into any contracts related to the drug manufacturing.

11